July 25, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Soldino Group Corp

Registration Statement on Form S-1 Amendment 1

Filed July 12, 2017

File No. 333-218733

Ladies and Gentlemen:

On behalf of Soldino Group Corp (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 Amendment 1 (the “Registration Statement”) as well as the following responses to the comment letter dated July 18, 2017 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on July 12, 2017.

Prospectus Summary of Soldino Group Corp, page 5

1.     We note your response to comment 2 and we reissue it. Please revise here and elsewhere as appropriate to provide the basis for the statement that “[o]ur competitive advantage is that we offer a high quality product, while maintaining reasonable prices.” We note that the company appears to have limited revenues from the sale of work wear.

Answer to Comment 1: The Company advises the Staff that the following discussion:

We are newly created company which has just entered the market for selling workwear. On the current stage of our operations our main purpose is to get known among potential customers and profitably sell our workwear. We have decided that the best instrument to do this is though out word of mouth marketing, which means to receive the best possible feedback from our existing customers, who we hope will recommend us to others.

Based on our current position the decision was made to maintain good quality of the products and reasonable prices for our initial customers. The management believes that this instrument will be very powerful and has great impact on our future sales, customers attractability and positive feedbacks. We believe that above mentioned summary of information will work towards our company future successes.

This discussion was added on the page 5, 14 and 19 of our registration statement. The statement “[o]ur competitive advantage is that we offer a high quality product, while maintaining reasonable prices.” was removed throughout our Form S-1 registration statement.

Use of Proceeds, page 12

2.     We reissue prior comment 6. We note the disclosure in this section that these are only estimated costs and the risk factor on page 8. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise to provide such specific disclosure or remove such references.

Answer to Comment 2: The Company advises the Staff that the disclosure was revised.

Management’s Discussion and Analysis or Plan of Operation, page 13 Plan of Operation, page 15

3.     We note your response to comment 7 and we reissue it. Please reconcile the disclosure on pages 15 and 18 that you have not generated any revenues with the disclosure in the summary indicating limited revenues from the two sales contracts.

Answer to Comment 3: The Company advises the Staff that as of April 30, 2017 we have not generated revenues. This statement was disclosed in our registration statement.

Sales and Marketing, page 19

4.     We note your response to comment 9 and we reissue it. Please revise to clarify whether any product has been received by your customers. If no product has been received by the customers under the sales agreements, please disclose that fact.

Answer to Comment 4: The Company advises the Staff that as of April 30, 2017, no products were delivered to our customers.

Security Ownership of Certain Beneficial Owners and Management, page 24

5.     We reissue prior comment 11. Please update this table to the nearest practicable date. Update similar disclosure elsewhere in the filing, such as the summary.

Answer to Comment 5: The Company advises the Staff that the table was updated.

Exhibits Exhibit 23.1

6.     We note your response to comment 16 and reissue it. Please advise your independent registered public accounting firm to revise their consent to include a statement acknowledging the reference of their name as an “expert” in auditing and accounting as disclosed on page 28. Please refer to the guidance in Rule 436 of Regulation C.

Answer to Comment 6: The Company advises the Staff that the consent was revised.

/s/ Aurora Fiorin

President of Soldino Group Corp